February 9, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Midnight Gaming Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 13, 2021

CIK No. 0001692780

Ladies and Gentlemen:

On behalf of Midnight Gaming Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 10. 2021 with respect to the amendments to the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed October 13, 2021

Prospectus Summary

Esports Industry, page 1

1. Please update the industry statistics disclosed in this section. We note, for example, the statement that the total global esports audience is expected to reach 453.8 million in 2019. Similarly, update the statistics on the size of your potential audience in the United States.

We updated the industry statistics disclosed in this section.

2. Please state clearly whether the GTV platform is currently operational. If it is not, disclose here the current status of the platform, what remains to be accomplished for you to complete the platform and begin generating revenue, and your estimated timeframe for completion. In your business section, provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development and completion of the GTC platform, as well as other aspects of your business plan. Disclose the significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.

As we have indicated in the Form DRS/A, the GTV Platform is currently operational and can be viewed at https://www.gtvnetworks.tv.

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History, page 2

3. We are unable to access your website. Please advise.

We have two websites. Our corporate website is Midnightgtv.com. the GTV Platform is currently operational and can be viewed at https://www.gtvnetworks.tv.

Recent Developments, page 3

4. Please file the letters of intent referred to in this section as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. Selling Security Holders, page 15

The Company has revised the disclosure to clarify that the letters of intent are non-binding in nature. When and if, the Company enters a into binding agreement, it will file the binding agreement pursuant to Item 601(b)(10) of Regulation S-K.

5. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation SK Compliance and Disclosure Interpretations.

For each selling stockholder that is a legal entity, we disclosed the natural person who has voting and investment control of the shares to be offered for resale by that selling stockholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 18

6. Please revise to disclose the estimated minimum period of time that you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis and the minimum additional capital necessary (in dollars) to fund planned operations for a 12- month period.

As disclosed in the DRS/A, we anticipate that we need approximately $1 million to ramp up our operations over the next twelve months. If we do not raise additional funds, we will have to scale back our plans.

Results of Operations, page 18

7. Please revise to disclose the reasons for the changes in your revenues and expenses from fiscal 2019 to fiscal 2020.

We disclosed the reasons for the changes in the revenues and expenses in the Management’s Discussion and Analysis.

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Properties, page 21

8. Please file your corporate lease agreement that expires in 2023 as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Our lease is month to month for $700 per month and the Company does not consider it to be a material agreement required to be filed under Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

9. The last paragraph of your Report of Independent Registered Public Accounting Firm states that “Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements except tax computation.” As such, the report appears to include a scope limitation. A qualification with respect to the scope of the audit of the financial statements results in financial statements that do not meet the requirements of Rule 2-02(b) of Regulation S-X. Refer to SAB Topic 1E.2.

10. Your disclosure on page 6 states that your independent registered public accounting firm has included an explanatory paragraph in its consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 stating that your operating losses and limited working capital, raise substantial doubt about your ability to continue as a going concern. However, your Report of Independent Registered Public Accounting Firm does not include this explanatory paragraph. Please have your auditor revise its report to include an explanatory paragraph that complies with PCAOB standards or tell us why you believe this is not necessary.

11. Your Report of Independent Registered Public Accounting Firm must indicate the city and state where issued. Refer to Rule 2-02 of Regulation S-X.

Our auditor has updated the opinion.

Consolidated Financial Statements

Statement of Operations, page F-4

12. Please provide footnote disclosure regarding the nature of your player winning expenses. Please also describe how you account for these expenses and the reason why you did not incur these expenses for the year ended December 31, 2020.

We added a footnote that discloses that the company no longer sponsors a gaming team which led to a reduction in player’s winning expense. The company last sponsored a gaming team in 2019.

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General

13. We note you identify yourself as an emerging growth company on the cover page of the filing. Please revise to disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In addition, revise to address the following:

• Describe how and when a company may lose emerging growth company status;

• Describe the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act; and

• Explain that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.

We updated our disclosures related to our emerging growth company status.

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it has not provided any such written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (888) 525-0010.

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Sincerely,

/s/ Kinney L. McGraw

Kinney L. McGraw
Chief Executive Officer